Exhibit 99.2

Regulated information	19 May 2015

Galapagos announces closing of NASDAQ IPO

Mechelen, Belgium; 19 May 2015 – Galapagos NV (Euronext & NASDAQ: GLPG) announced today the closing of its global offering of 7,532,499 ordinary shares, consisting of an underwritten public offering of 5,746,000 American Depositary Shares (“ADSs”), at a price of $42.05 per ADS, before underwriting discounts, and a concurrent European private placement of 1,786,499 ordinary shares at a price of €37.00 per share, before underwriting discounts, for gross proceeds of approximately €278.7 million ($316.7 million). This includes the full exercise of the underwriters’ greenshoe option to purchase additional shares. All of the ordinary shares and the ADSs were offered by Galapagos.

Each of the ADSs offered represents the right to receive one ordinary share.

Galapagos’ ordinary shares are listed on Euronext Amsterdam and Euronext Brussels under the symbol “GLPG.” The ADSs are listed on the NASDAQ Global Select Market under the symbol “GLPG.”

Morgan Stanley, Credit Suisse and Cowen and Company acted as joint book-running managers, and Nomura and Bryan, Garnier & Co. acted as co-managers, for the global offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on 13 May 2015.

Copies of the final prospectus for this offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, Attention: Prospectus Department; Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY, 10010, United States, Attention: Prospectus Department, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com; or Cowen and Company, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, United States, Attn.: Prospectus Department or by calling +1 (631) 274 2806.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications. In the field of inflammation, AbbVie and Galapagos signed a collaboration agreement for the development and commercialization of filgotinib. Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases, currently in Phase 2B studies in RA and in Phase 2 in Crohn’s disease. Galapagos reported good activity and a favorable safety profile at 12 weeks in both the DARWIN 1 and 2 trials in RA. AbbVie and Galapagos also signed a collaboration agreement in cystic fibrosis to develop and commercialize molecules that address mutations in the CFTR gene. Potentiator GLPG1837 is currently in a Phase 1 trial, and corrector GLPG2222 is at the pre-clinical candidate stage. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, is currently being tested in a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis. The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.

CONTACT

Galapagos NV

Elizabeth Goodwin, Head of Corporate Communications & IR

Tel: +31 6 2291 6240

ir@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company’s Securities and Exchange Commission filing and reports, including in the company’s prospectus filed with the SEC on May 14, 2015 and future filings and reports by the company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Important information

In the European Economic Area, this announcement is only addressed to and is only directed at qualified investors within the meaning of Directive 2003/71/EC (as amended, and together with any applicable implementing measures in any Member State, the “Prospectus Directive”) (“Qualified Investors”).

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding the global offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the U.S. Securities and Exchange Commission, no steps have been taken, or will be taken, for the offering of ordinary shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of shares, and the subscription for or purchase of shares, are subject to special legal or statutory restrictions in certain jurisdictions. Galapagos NV is not liable if these restrictions are not complied with by any person.